EXHIBIT (A)(41)

        DUKE ENERGY REITERATES ITS COMMITMENT TO ACQUIRING 51 PERCENT OF
                EMPRESA NACIONAL DE ELECTRICIDAD S. A. (ENDESA)

Duke Energy (NYSE: DUK) announced today that if the total number of Endesa shares the company wishes to purchase in the Chilean Auction are not tendered by Chilean shareholders, Duke Energy may amend its U. S. Offer to purchase, to increase the maximum number of Endesa shares and ADSs sought in the U. S. in order to achieve 51 percent of Endesa in the combined offers.

"We planned our transaction to ensure that it is equitable to all shareholders," said Bruce Williamson, president and CEO of Duke Energy International. "If the Chilean shareholders do not choose to fully participate in the Chilean offer, however, we may choose to accept the amount tendered in the Chilean auction and acquire the shortfall, up to 51 percent, in the U. S. offer."

The Chilean Auction, which is open only to Chileans, is conditioned on there having been tendered 3,680,947,436 shares of Endesa for sale at the auction. Similarly, the U. S. offer, which is open only to U. S. and other non-Chileans, is conditioned on Duke Energy having successfully purchased the needed Chilean shares.

Duke Energy is a global energy company with more than $26 billion in assets. Headquartered in Charlotte, N.C., the company reaches into more than 50 countries, producing energy, transporting energy, marketing energy and providing energy services. In the United States, Duke Energy companies provide electric service to approximately two million customers in North Carolina and South Carolina; operate interstate pipelines that deliver natural gas to various regions of the country; and are leading marketers of electricity, natural gas and natural gas liquids. Additional information about the company is available on the Internet at: http://www.duke-energy.com.



                                 Page 12 of 17